Filed by Qwest Communications International Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

On March 17, 2005, Richard C. Notebaert, Chairman and Chief Executive Officer of Qwest Communications International Inc. (“Qwest” or the “Company” or “we” or “us” or “our”), was interviewed on CNBC regarding Qwest’s proposed acquisition of MCI, Inc. (“MCI”).  Below is a transcript of the interview.

BROADCAST TRANSCRIPT
Video Monitoring Services of America, Inc.

Date	March 17, 2005
Time	08:00 AM - 09:00 AM
Station	CNBC
Location	Network
Program	The Squawk Box

MARK HAINES, co-host:

And now, let’s see what’s in the Faber Focus.

DAVID FABER, co-host:

Thanks Mark.  Well we have certainly been focused on Qwest and its sweetened bid for MCI which came last night and was presented to the board of directors of MCI by this man, he is the chairman and CEO of Qwest, Richard Notebaert, and he joins us now.  The new offer by the way I should say, is for $10.50 a share in cash; that is if you include the 40 cent dividend, that’s already been paid by MCI.

And for 3.735 Qwest shares for each MCI share, that is about 5.7 percent increase over the previous bid and your company has asked for a response by the 25th of March.  Mr. Notebaert, thanks for being with us.

Mr. RICHARD NOTEBAERT (Qwest Chairman & CEO):  Yes, good morning.  Good to be with you again.

FABER:  Why do you want to own MCI?

Mr. NOTEBAERT:  Well I think it creates tremendous share owner value.  It creates a platform for customers for new products and services that would be unparalleled.  It’s just a great opportunity to put two companies together.

FABER:  There are some who’d say that you have no alternative but to own MCI; that the future for Qwest is not nearly strong enough for you to be able to go it on your own for a long period of time and that therefore strategy one is to own MCI; strategy two is to own MCI; strategy three is to own MCI.  Is that true?

Mr. NOTEBAERT:  No, there’s always a plan B, it’s just that you look at the one that creates the most value for the share owner and for the customer because everything starts and ends with the customer.  And this is Plan A.

FABER:  Why does this create the most value?

Mr. NOTEBAERT:  Well when you put the two companies together you look at the opportunity to improve your cash flows, the opportunity to provide a broader array of services in the market place and to grow.  And in our business and our sector, that is what we are all looking for and this does that.

FABER:  You have $17.3 billion in debt right now, which is a lot more than your equity value is and you’re going to be taking on additional debt to pay the cash portion of this deal; why if I’m an MCI shareholder shouldn’t I be concerned that you are ultimately swallowing this company in debt and therefore really not giving it the prospects it deserves?

Mr. NOTEBAERT:  I think that’s a rather narrow look because what’s important is not what Qwest is today but what Qwest MCI is tomorrow.  In that case, you start out in your one with just over a ratio of IBITA to debt just over two percent and you quickly in your three take it down to investment grade of about a point eight.

So you actually, by putting the two companies together, end up with better IBITA to debt ratios than either company has today.  It’s because of the synergies and the increased cash flows.

It really works well.  So to focus on Qwest debt today is just really not material.  It’s what is combined company and what are you creating?

FABER:  The promises of synergies have often been with us in deals like the one that you’re proposing but not nearly as often delivered.  And critics of your proposal on the other side of course, from Verizon, which has a current deal to acquire MCI at a price significantly below what you’ve offered.  Nonetheless say it’s impossible for you to come anywhere near realizing the synergies you’re claiming.

For example, to read from a letter yesterday from Verizon deriding your bid.  They say “Qwest talks about head count reductions of 12 to 15,000 which would almost certainly include personnel critical to any integration plans.  They say Qwest incredibly claims it can deliver $1.7 billion of synergies in the first year following the proposal’s consummation or about two-thirds of the annual run rate.”

How are you going to do it?

Mr. NOTEBAERT:  Well first of all, the first year starts on the day that the deal closes because you start to make plans and preparations, changing architectures, going into or ahead of the approval process.  Secondly, we have very common set of assets unlike what Verizon might have.

We have a long-haul carrier network.  We do lease a lot of facilities.  We have many co-locations that are the same. The redundancy is not necessary so you eliminate almost a billion dollars of expense just in the network alone by having shorter loop links, pardon me, I’m getting a little technical here.

FABER:  That’s OK.

Mr. NOTEBAERT:  But by eliminating overlapping assets and by stopping to lease, stopping leases and owning the facilities.  So in our case where we least a lot at Qwest, MCI owns that and by putting those together you can cut out just a lot of expenses.

FABER:  Now again, Verizon, and I want to put this in perspective, this is clearly their criticism coming from them for a reason.  But they do raise the point that again, synergies like the ones you’re promising have not always been delivered in deals.

Now in their letter from yesterday they bring up MCI and Worldcom.  They bring up Qwest and US West, both of which promised big but failed to deliver.  We can’t know what the future’s going to bring but what gives you the confidence that you can actually deliver the kinds of numbers that are so crucial to ultimately delivering the value you’re promising?

Mr. NOTEBAERT:  Well we’ve spent about ten months working with their network and operations people.  We didn’t have the same access to diligence until the last couple of weeks, but we have spent a great deal of time planning, looking at where their points of presence are.  Looking at where their facility runs are.  We’ve done a very granular detailed look and we’re able to look at this and say, yeah, this is very doable and comfortably doable.

Now, you know the concern that we ought to have here is this creates more competition and this creates more innovation.  If the Verizon deal goes through with MCI, SBC with AT&T, you will have such a concentration of market power that we’re back to the days of duopoly and you really start to wonder what the last 21 years were about since we broke up the Bell system in 1984.

So, we have to have some concerns there.  But back on the synergies, I’m very confident that we can do this and I talked to the MCI board about that confidence and our board at least a half a dozen times has met and we’ve gone through this in great detail.

FABER:  Have they questioned you, that is the MCI board, at length about this as yet?

Mr. NOTEBAERT:  We did have a discussion on that and we went into a lot more detail than we will on this show today.  But we went down at multiple levels and in different parts of the organization and said “This is how it would work.”

(Graphic on screen of Qwest Comm. line graph)

This is what we would do.  Some of the outsourcing you could bring those jobs back in as Qwest has done with some of its call centers.  We’ve brought outsource jobs back into the company.  So some of this is a great opportunity for the country and a good opportunity for the share owner.

FABER:  Now again, Qwest, how long have you been at the company?

Mr. NOTEBAERT:  I’ve been at Qwest about three years.

FABER:  And you’ve come along way, everybody would agree. Qwest on a service basis, people said that it was not very good, that is especially the US West portion of it.  You’ve come a long way but you invest less, some say, than your competitors in terms of percentage of revenue and cap ex and you still have some service problems.  And they wonder if you’re integrating this thing, how in the world are you going to continue to improve on that side?

Mr.  NOTEBAERT:  We have very few service problems.  For example, we just, through third party measurements, have the highest scores of service that we’ve had in the history of the company.

FABER:  And how do you answer those to say your cap ex is still well below that?

Mr. NOTEBAERT:  Let me go back to service now.  The best testimonial I have is MCI rates us.  MCI rates us as their top supplier.  Not only directly to MCI but also for example, the FAA has rated us number one as a supplier to MCI.  You can’t get a better testimonial from somebody you’re trying to buy than for having them rate you number one.

FABER:  Let me bring Jim Cramer in here, I know has a question.  Jim?

JIM CRAMER, co-host:

Yeah, question on the board.  A year and a half ago, they were giving away MCI, could have bought it, bonds, you could have bought it.  Verizon could have bought— you could have bought it for a fraction.  Why should we trust you now when you’re paying high-end retail, when you could have bought it wholesale 18 months ago?

Mr. NOTEBAERT:  Well I think if you look at where Qwest has come; let’s look at Qwest.  We spent the first couple of years restating financials, turning the company around, fixing the service quality, creating a tremendous morale within our company.  (Visual of Qwest building)  We are now in a position where we can make things happen.

We also now have the financial fire power.  Banks have been willing to step up and make sure that if those bonds, those three anches of bonds that Qwest-that MCI has are called, we can finance that.  So we’re in a position to do this now.

CRAMER:  Do you think that there were a time when people disparaged MCI’s quality to me, in a sense that they felt it was not worth owning, including Mr. Seidenberg in a background discussion.  Has MCI done anything right in the last 18 months that makes it more valuable than it was?

Mr. NOTEBAERT:  Well I think, first of all MCI has come out of its restructuring or its bankruptcy.  They’ve been able to maintain a strong customer list.  They have about ten percent of the revenues that comes from government relationships.

This is a very valuable asset.  It’s especially valuable to Qwest because it helps us in our long haul business.  So it is extremely valuable to us and we can create tremendous share owner value for the share owner.

FABER:  Mr. Notebaert, what’s the board going to say from MCI?

Mr. NOTEBAERT:  Well I don’t know.  Hopefully they can reach the decision that this is a superior offer very quickly.

FABER:  What if they don’t?

Mr. NOTEBAERT:  Well I think that’s something we’ll have to see how it plays out.

FABER:  Thank you very much for being with us.

Mr. NOTEBAERT:  Thank you.

FABER:  Appreciate it. Richard Notebaert, chairman and CEO of Qwest.  Mark back to you.

Also on March 17, 2005, Bloomberg released the following article.

Qwest Raises MCI Bid to $8.45 Bln to Thwart Verizon
By Dana Cimilluca

March 17 (Bloomberg) — Qwest Communications International Inc., the No. 4 U.S. local-telephone company, raised its takeover bid for MCI Inc. to $8.45 billion, heightening pressure on MCI to scrap an agreement to be bought by Verizon Communications Inc.

Qwest offered $26 a share for MCI, the second-largest U.S. long-distance phone company, an increase from its prior offer of $24.60, Denver-based Qwest said in a filing to the Securities and Exchange Commission today. Qwest will pay $15.50 in stock and$10.50 in cash for each MCI share.

Verizon, the largest U.S. phone company, may have to sweeten its $6.75 billion proposal to stay in the running for Ashburn, Virginia-based MCI. Holders of at least 26 percent of MCI’s stock said the offer from New York-based Verizon, announced last month, is too low and urged MCI Chief Executive Officer Michael Capellas to negotiate a better deal.

“You can be sure that unless Verizon raises their offer, they are out of the picture,” Leon Cooperman, whose hedge fund is one of MCI’s 10 largest shareholders, said in an e-mail. His Omega Advisors owned 2.9 percent of MCI’s shares as of December. “Qwest can still go higher if they have to.”

Qwest CEO Richard Notebaert and Verizon CEO Ivan Seidenberg are vying for MCI’s 140-nation phone and data network and contracts to sell services to large corporations. The deal would help Verizon keep up with SBC Communications Inc., which will become the largest U.S. phone company through its planned purchase of AT&T Corp.

“No matter how you look at this, the MCI shareholder is far better off having a Qwest-MCI combination,” Notebaert said in a telephone interview today. “When you look at this from the eyes of the shareowner, the shareowner has already voted.”

Cash Flow

Notebaert, 57, said he presented the offer to MCI’s board last night at a dinner meeting. “What we did was show them why this is so much better for the shareowner of MCI,” he said.

In a letter to MCI’s board included in the filing, Notebaert asked for a response by March 25. MCI said in a subsequent statement that it will review the offer and respond by March 28.

“They shouldn’t need that much time if they did an extensive analysis before this change,” Notebaert said today.

Shares of MCI fell 27 cents to $23.48 at 10:25 a.m. New York time in Nasdaq Stock Market composite trading. Qwest slipped 7 cents to $3.75, and Verizon dropped 16 cents to $35.18 in New York Stock Exchange composite trading.

MCI’s cash flow of about $2 billion annually would help Qwest handle $17.3 billion of debt and make up for a decline in local calling sales.

Investors Balk

Including the terms announced today, Qwest has sweetened the takeover offer three times. The most recent offer, for $8 billion, was made Feb. 11 and then revised two weeks later to pay shareholders cash sooner and protect them against a 10 percent decline in Qwest’s share price. The proposal included $9.10 in cash and $15.50 in Qwest shares.

“We have a superior bid by a huge margin any way you cut it,” Notebaert said in today’s interview.

MCI directors accepted Verizon’s lower offer Feb. 13 because they consider Verizon a stronger financial partner and had concerns about liabilities related to $2.5 billion in misreported sales at Qwest in 2000 and 2001. As of yesterday’s close, Verizon’s bid was valued at $20.36 a share.

Verizon is the majority owner of the No. 2 U.S. mobile-phone operator, has $100 billion in market capitalization and annual revenue of more than $70 billion. Capellas, 50, said pairing with Verizon would leave MCI better suited to vie with San Antonio-based SBC, the second-largest U.S. regional phone carrier.

Qwest is valued at $6.9 billion, had sales of less than $14 billion last year and lacks a wireless network it could use to lure business customers.

Financing Secured

Capellas and MCI directors agreed March 2 to open talks with Qwest for two weeks after MCI shareholders including Mexican billionaire Carlos Slim, who has the biggest stake, balked at

Verizon’s terms. That period expires today.

In today’s letter, Notebaert wrote that MCI’s legal counsel agreed with his argument that a Qwest-MCI transaction would win regulatory approval sooner than a Verizon-MCI combination. Qwest also has the financing needed to complete a deal and operate the combined company, according to Notebaert.

Verizon’s Seidenberg, 58, said in a letter to MCI’s board yesterday that merging with Qwest would be “perilous” for MCI. He cited Qwest’s operating losses, its debt, lack of its own wireless operation and “dim stand-alone growth prospects.”

“No wonder there appears to be a desperate quality to Qwest’s efforts to acquire MCI,” Seidenberg wrote in the letter, which was filed with the SEC.

Additional Information

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest’s proposed acquisition of MCI.  If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Qwest’s directors and executive officers is available in Qwest’s proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004.  Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this filing is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.